Exhibit 4.9

AMENDMENT NO. 3

TO SHARE ESCROW AGREEMENT

          This AMENDMENT NO. 3 to the SHARE ESCROW AGREEMENT is entered into as of April 2, 2007 (this “Amendment”), by and among China Biologic Products, Inc., a Delaware corporation (the “Company”), Lane Capital Markets, LLC, as representative of the Investors (the “Investor Representative”), Ms. Lin Ling Li and Ms. Siu Ling Chan (together, the “Stockholders”), and Security Transfer Corporation, as escrow agent (the “Escrow Agent”). Each of the Company, the Investor Representative, the Stockholders and the Escrow Agent are referred to herein as a “Party” and collectively, as the “Parties”. Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Original Agreement (as defined below).

BACKGROUND

          As a condition to the closing of the Securities Purchase Agreement, dated July 18, 2006, among the Company, the Stockholders and the Investors, the Parties entered into a Share Escrow Agreement, dated as of July 19, 2006 (as amended, the “Original Agreement”), pursuant to which the Stockholders placed the Escrow Shares into escrow for the benefit of the Investors in the event that the Company fails to meet certain Performance Thresholds as set forth therein. The Parties desire to enter into this Amendment to modify the terms of the Original Agreement as more specifically set forth herein.

AGREEMENT

          NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          I.        Amendment to Disbursement of Escrow Shares: The last sentence of Section 4 of the Original Agreement is deleted in its entirety and the following is inserted in its place:

“Notwithstanding the foregoing or anything else to the contrary herein, for purposes of determining whether or not the Performance Thresholds set forth in this Section 4 have been met, the release of any of the Escrow Shares to Ms. LI Lin Ling and Ms. CHAN Siu Ling as a result of the operation of this Section 4 and the payment of or obligation to pay any liquidated damages accrued by operation of the Registration Rights Agreement, shall not be deemed to be an expense, charge, or other deduction from revenues even though GAAP may require contrary treatment.”

          II.       Agreement. In all other respects, the Original Agreement shall remain in full force and effect.

          III.     Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

COMPANY:

China Biologic Products, Inc.

By:	/s/ Stanley Wong
Stanley Wong
Chief Executive Officer

STOCKHOLDERS:

/s/ Lin Ling Li
Ms. Lin Ling Li

/s/ Siu Ling Chan
Ms. Siu Ling Chan

INVESTOR REPRESENTATIVE:

Lane Capital Markets, LLC

By:	/s/Ryan M. Lane
Ryan M. Lane
Partner

ESCROW AGENT:

Securities Transfer Corporation

By:	/s/ Kevin Halter
Kevin Halter, Jr.
President

Amendment No. 3 to Share Escrow Agreement